2023
ANNUAL REPORT

NEW PEOPLES BANK

25
YEARS
1998-2023



NEW PEOPLES BANKSHARES INC
Financial Holding Company

New Peoples Bankshares, Inc. is the financial holding company for New Peoples Bank, Inc., a community bank with 17 offices serving Southwestern Virginia, Eastern Tennessee, and Western North Carolina. The company's common stock is traded over the counter under the trading symbol, "NWPP." To learn more about New Peoples Bank and its services, visit www.newpeoples.bank.



We are *Your Bank*

Our Mission

New Peoples Bank provides high-quality, state-of-the-art, Golden-Rule banking services to our customers generating an above average return to our shareholders and providing an engaging and rewarding work environment for our family of employees.

Our Vision

New Peoples Bank will be a high-performing bank and the #1 financial institution of choice in Central Appalachia making our customers', investors', employees' and communities' dreams come true.

MEET OUR BOARD

Board Of Directors


C. Todd Asbury


Tim W. Ball


Gina D. Boggess


J. Robert Buchanan


Joe M. Carter


John D. Cox


H. Lynn Keene
Chairman


J.W. Kiser


Bart Long


Michael G. McGlothlin


B. Scott White
Vice Chairman

Executive Officers


J.W. Kiser
President & CEO


Chris Speaks
EVP | Chief Financial Officer


Bryan T. Booher
EVP | Chief Risk Officer


Mike Raliff
EVP | Chief Banking Officer


Landon McGlothlin
*EVP|Chief Operations Officer/
Chief Information Officer*



MESSAGE FROM THE PRESIDENT

Dear Fellow Shareholders,



J.W. Kiser
President & CEO

As we close the books on 2023, I am excited to share with you some achievements that our Company and New Peoples Bank celebrated over the past year. Despite the challenges that plagued the banking industry last year, we were able to deliver another solid year of financial performance where we once again increased the dividend we paid to our shareholders.

Banks and bankers have faced unprecedented headwinds over the past 18 months as we saw interest rates climb to 20-year highs, record levels of inflation, and further regulatory scrutiny on financial institutions. Many banks struggled to manage through these challenging conditions, which led some banks to merge or even fail. However, our Company navigated those turbulent waters and delivered a net income of $7.2 million or $0.30 per share, which was slightly less than 2022 due to the impact of record inflation on noninterest expenses, particularly personnel costs as we assessed compensation and benefits to attract and retain key employees. These impressive results were made possible by the bank being able to increase outstanding loans by $53.5 million and grow total deposits by $23.9 million, all while remaining well capitalized with a leverage ratio of 11.11%.

In recognition of this financial performance, we announced in February that the Company would pay a dividend in March of this year of $0.07 per share, a 16.7% increase from the previous year. This dividend marks our third consecutive year of dividend growth and the highest we have paid in the Company's history.

As we celebrated the 25th anniversary of New Peoples Bank over the past year with our customers and employees, we reflected on our successful journey from a small community bank in Honaker, Virginia to a thriving community bank serving customers across four states. We are proud of our heritage and our roots, which lead to a personalized, customer-first attitude within the communities we serve. We are blessed to have a wonderful team of employees who understand the mission of the bank and help deliver it daily to our customers and communities. We are grateful to have a loyal customer base that entrusts our bank for their financial needs.

As we had previously disclosed, Todd Asbury retired from the position of President and CEO after a remarkable tenure of two decades with the bank and nine years as our President and CEO. Todd's strategic vision was pivotal over the past decade as he led the bank out of financial troubles that loomed from the Great Recession, and his commitment to ethical leadership has fortified the bank's position as a community cornerstone. The positive impact that Todd made on this organization will continue to be honored and appreciated for years to come.

As the newly appointed President and CEO of New Peoples Bank, I am filled with excitement for the year ahead. The bank's future for 2024 and beyond is incredibly bright, as we are bolstered by a sturdy foundation to fund future growth and a capable team to deliver results. I look forward to serving our company's stakeholders for years to come while we continue to push the trajectory of New Peoples Bank to new heights.

Sincerely,



J.W. Kiser
President & CEO

2023 UPDATES

NEW PEOPLES BANK 25 YEARS 1998-2023

25 Successful Years Of Community Banking

We were excited to celebrate 25 successful years of community banking this last October. From a table discussion in a small town diner in Honaker in 1997, a dream of a true community bank became a reality. October 28, 1998, we opened our doors and have continued to successfully grow because of our dedicated employees and wonderful customers.

It is with immense pleasure and gratitude that we extend our heartfelt thanks to each and every one of you who has been a part of our journey. When we first opened our doors a quarter of a century ago, our mission was to provide exceptional financial services, build strong relationships with our customers, and contribute to the growth and development of our community. Over the years, we have strived to fulfill these commitments while adapting to the changing needs of our customers and the industry. Your trust and loyalty have been instrumental in our growth and success. We sincerely appreciate your continued support, as it has allowed us to expand our offerings, improve our technology, and provide unparalleled customer service.

Looking ahead, our commitment to serving you with excellence remains unwavering. Once again, thank you for being an integral part of our bank's journey. We are honored to have served you for the past 25 years, and we look forward to continuing this trusted partnership for many more years to come.





New Branch Opens in Boone, NC



We are excited to be opening our new full-service banking branch in Boone, North Carolina in 2024. The Boone team has been a beacon of success for New Peoples Bank, having generated nearly 80 million dollars in outstanding loans over the past three years as a loan production office. This remarkable achievement speaks volumes to the quality, expertise and dedication of the Boone group. As we transition to a full-service branch where we can further serve the needs of Watauga County, we are confident that David, Garrett and Mike will continue to build upon those successes.




New Peoples Bank



New Peoples Bank Is Pleased To Announce That Bart Long Has Been Named To The Board Of Directors



Bart Long

Long began his adult life by serving in the United States Navy, where he was a member of the Presidential Honor Guard in Washington D.C. After completing his service, Long returned home to Bristol and began his career, growing his real estate auction firm. Long resides in Bristol, where he operates Bart Long & Associates Realty and Auction, along with various other real estate and business interests throughout Southwest Virginia and Northeast Tennessee.

C. Todd Asbury, former President and CEO, commented, "Bart's real estate and business experience, along with his civic and community involvement, will be a benefit to our customers, shareholders, and the communities served by New Peoples Bank."

"I am excited to join the board of New Peoples Bank," Mr. Long said. "New Peoples Bank is doing some great things, and I am thrilled about the opportunity to be a part of it."

New Peoples Bank Is Pleased To Announce That Mike Ratliff Has Joined The Bank As Chief Banking Officer And Executive Vice President



Mike Ratliff

"We welcome Mike to the New Peoples Bank team. His regional banking experience will be very beneficial as we continue to develop and grow banking relationships," commented C. Todd Asbury, former President & CEO. "I am confident that he will provide excellent leadership as we move forward."

Mike comes to us with over 20 years of banking experience. A native of Southwest Virginia, Ratliff started his banking career shortly after graduating from the University of Virginia's College at Wise. Over his banking career, he has had multiple roles, including real estate lender, commercial relationship manager, Market President, and Commercial & Industrial Banking Manager.

"I look forward to being a part of the New Peoples Bank team," said Ratliff. "Having grown up in Southwest Virginia, New Peoples Bank has been a big part of everyone's life and such a great partner with all the communities that make up Southwest Virginia, East Tennessee, and Southern West Virginia"

Mike will be responsible for leading our retail and commercial banking teams while developing and implementing the bank's business plans to ensure that key commercial banking goals are achieved. He will be working in our Bristol location and can be contacted at 276-619-3402.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

FOR THE YEAR	2023	2022	2021
Interest and Dividend Income	$ 37,135	$ 31,390	$ 29,912
Interest Expense	9,116	3,105	2,701
Net Interest Income	28,019	28,285	27,211
Non-interest Income	9,949	9,240	9,980
Non-interest Expense	27,988	26,519	27,867
Net Income	7,184	8,082	7,010
AT YEAR END			
Assets	$ 826,313	$ 775,358	$ 794,647
Loans	638,111	584,613	593,744
Deposits	716,467	692,707	707,513
Shareholders' Equity	64,811	57,219	63,631
KEY RATIOS			
Return on Average Assets	0.91%	0.99%	0.88%
Return on Average Equity	12.00%	13.89%	11.52%
Yield on Earning Assets	4.87%	4.02%	4.00%
Cost of Funds	1.88%	0.63%	0.57%
Net Interest Margin	3.67%	3.62%	3.64%
PER SHARE INFORMATION			
Net Income	$ 0.30	$ 0.34	$ 0.29
Book Value	2.73	2.40	2.66











MEET OUR TEAM

BRANCH LOCATIONS & MANAGEMENT

NORTHERN MARKET
Mori Williams,
Senior Vice President & Northern Market President

Bluefield Branch
514 Commerce Drive
Bluefield, VA 24605

Princeton Branch *(Stafford)*
1221 Stafford Drive
Princeton, WV 24740

Princeton Branch *(Oakvale)*
180 Lyle Way
Princeton, WV 24740

Tazewell Branch
127 Chamber Drive
Tazewell, VA 24651

CENTRAL MARKET
Richard Smith,
Senior Vice President & Central Market President

Castlewood Branch
87 Miners Drive
Castlewood, VA 24224

Honaker Branch
53 Commerce Drive
Honaker, VA 24260

Clintwood Branch
198 Colley Shopping Center
Clintwood, VA 24228

Lebanon Branch
1421 East Main Street
Lebanon, VA 24266

Grundy Branch
20487 Riverside Dr
Grundy, VA 24614

Pounding Mill Branch
12602 Gov. GC Peery Hwy
Pounding Mill, VA 24637

Haysi Branch
111 Haysi Main
Haysi, VA 24256

Wise Branch
5448 Wise-Norton Rd
Norton, VA 24273

SOUTHERN MARKET
David Lecka,
Senior Vice President & Southern Market President

Abingdon Branch
350 West Main Street
Abingdon, VA 24210

Kingsport Branch
1999 East Stone Drive
Kingsport, TN 37660

Bristol State St. Branch
901 West State Street
Bristol, VA 24203

Boone Branch
230 Wilson Drive
Boone, NC 28607

Gate City Branch
663 E Jackson Street
Gate City, VA 24251

ADDITIONAL ATM LOCATIONS

Big Stone Gap ATM
419 Shawnee Avenue East
Big Stone Gap, VA 24219

Chilhowie ATM
155 East Lee Highway
Chilhowie, VA 24319



NEW PEOPLES BANKSHARES INC
Financial Holding Company

67 Commerce Drive
Honaker, Virginia 24260
276-873-6288

NewPeoples.Bank
LinkedIn.com/NewPeoplesBankInc
Facebook.com/NewPeoplesBank
Twitter.com/NewPeoplesBank
Instagram.com/newpeoplesbnk

Honaker, Virginia is home to New Peoples Bankshares, Inc. The community also is designated as the Redbud Capital of the World by the Virginia General Assembly because amazing redbud trees abound throughout the town and nearby countryside. In early spring, Honaker erupts in a brilliant display of pink. Thousands of redbud trees herald the arrival of spring, awakening from their winter hibernation and exploding with the telltale buds that turn to lush green leaves in the weeks that follow. In honor of the Commonwealth's distinction, and in homage to our hometown, New Peoples Bankshares happily features the lovely redbud in our corporate symbol.

